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                                                                 EXHIBIT (a)(10)

Relacion con Medios      Relacion con Inversionistas      Relacion con Analistas
Daniel Perez Whitaker    Abraham Rodriguez                Jose Antonio Gonzalez
(52 81) 8152-2747        (52 81) 8328-3631                (212) 317-6017
daniel_pw@cemex.com      arodriguez@cemex.com             josegonzalez@cemex.com



                           [GRAPHIC REMOVED HERE]


                     CEMEX INICIA OFERTA DE COMPRA DEL TOTAL
                   DE ACCIONES DE PUERTO RICAN CEMENT COMPANY

MONTERREY, MEXICO, Y SAN JUAN, PUERTO RICO, Julio 1 de 2002. - CEMEX S.A. de C.V. (BMV: CEMEXCPO), a traves de su subsidiaria Tricem Acquisition, Corp. ("Tricem"), anuncio hoy el inicio de una oferta para adquirir todas las acciones en circulacion de Puerto Rican Cement Company ("PRCC", NYSE: PRN) a un precio neto de US$35 dolares en efectivo por accion. La oferta expirara el 29 de julio de 2002 a las 12:00 de la medianoche, tiempo de Nueva York, a menos que esta sea extendida.

Previamente se habia dado a conocer que ambas companias habian alcanzado un acuerdo definitivo para que CEMEX adquiera a PRCC. La transaccion, que fue aprobada por unanimidad por los miembros presentes en las reuniones de los consejos de PRCC y de Tricem, esta sujeta a que se presenten posturas de venta de la mayoria de las acciones en circulacion de PRCC, obtener las autorizaciones regulatorias correspondientes, y otras condiciones usuales.

Goldman, Sachs & Co. es el asesor  financiero  de CEMEX en la  transaccion.
UBS Warburg, LLC es el asesor financiero de PRCC y ha expresado a la compania su opinion respecto a la transaccion.

Copias de la documentacion de la oferta estan disponibles a traves de Georgeson Shareholder Communications Inc., agente de informacion para la oferta, en el telefono: 1-800-616-5497. Ademas, copia de la oferta ha sido registrada en la Comision de Valores de los Estados Unidos. Inversionistas y accionistas pueden obtener copia de esta documentacion registrada por CEMEX en la comision, en el sitio www.sec.gov.

CEMEX es una compania global lider en la produccion y distribucion de cemento, con operaciones posicionadas primariamente en los mercados mas dinamicos del mundo a traves de cuatro continentes. CEMEX combina un profundo conocimiento de los mercados locales con su red mundial de operaciones y sistemas de tecnologia informatica a fin de proveer productos y servicios de clase mundial a sus clientes, desde constructores individuales hasta grandes contratistas industriales. Para mayor informacion, visite www.cemex.com.


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                                    --FIN--

Este comunicado es solamente para efectos informativos. La oferta de adquisicion de acciones de PRCC se hara solamente de acuerdo a la documentacion de la oferta que Tricem registrara y enviara a los accionistas de PRCC. Este comunicado no representa una oferta de adquisicion de acciones en ninguna jurisdiccion donde dicha oferta fuese ilegal.